                               ML NY ASSET I(SM)


                                    ISSUED BY

                      ML LIFE INSURANCE COMPANY OF NEW YORK


                       SUPPLEMENT DATED DECEMBER 10, 2002
                                     TO THE
              PROSPECTUS DATED MAY 1, 2000, AS REVISED MAY 1, 2002


This supplement describes changes to the Prospectus for the ML NY Asset I individual modified guaranteed annuity contracts (collectively, the "Contracts") issued by ML Life Insurance Company of New York ("we" or "us").

Due to current market conditions, the examples included in your Prospectus no longer accurately reflect current interest rate levels. Accordingly, we have revised the interest rate levels used in the examples to better reflect current interest rate levels.

                          ----------------------------

Please replace the fourth paragraph on page 5 of your Prospectus under "Subaccounts and Subaccount Values" with the following:

The following is an example of how you can allocate a $15,000 single premium on December 10, 2002 among three subaccounts, and shows Subaccount Values as of each Renewal Date, assuming no withdrawals.

                                                                                   Subaccount
                                                                                      Value
                                            Subaccount                            as of Renewal
  Amount Allocated      Interest Rate    Guarantee Period      Renewal Date           Date
-------------------------------------------------------------------------------------------------
       $5,000               3.00%             5 Years       December 10, 2007       $5,796.37
       $5,000               3.20%             7 Years       December 10, 2009       $6,233.44
       $5,000               4.00%            10 Years       December 10, 2012       $7,401.22
-------------------------------------------------------------------------------------------------

Please replace the first paragraph on page 10 of your Prospectus under "Market Value Adjustment" with the following:

The following example illustrates calculation of the MVA.


--------------------------------------------------------------------------------
ASSUMPTIONS.

    -   a withdrawal of $20,000 is made;
    - from a subaccount with 6.75 years (2,464 days) remaining in the Guarantee Period, and
    -   a guaranteed interest rate of 3.10%.

Assume also that the guaranteed interest rates currently offered are:

    -   3.00% for a Guarantee Period of 6 years; and
    -   3.20% for a Guarantee Period of 7 years.

DETERMINING THE VALUE OF "B". Because the remaining period of time in the Guarantee Period is not a whole number of years, we base the current interest rate for "B" on straight-line interpolation. The interpolated guaranteed interest rate equals the sum of one fourth of the six-year rate and three fourths of the seven-year rate. Since the six-year rate is 3.00% and the seven-year rate is 3.20%, the interpolated rate for "B" equals 3.15% (3.00% times 0.25 plus 3.20% times 0.75).

CALCULATING THE MVA. To calculate the MVA, we divide the sum of 1 and "B", 1.0315, by the sum of 1 and the guaranteed interest rate for the affected subaccount, 1.0310. The resulting figure, 1.0004850, is then taken to the "n"/365 power, or 6.75 (2,464/365), which is 1.0032781. We subtract 1.0032781 from 1 and multiply the resulting figure, -0.0032781, by the amount of the withdrawal, $20,000.00, to give -$65.56. Because this figure is a negative number, we subtract it from the remaining subaccount value together with any applicable Withdrawal Charge.

If "B" had been 3.05%, instead of 3.15%, the MVA would have been +$65.38, which we would have added to the remaining subaccount value.

GREATER DIFFERENCES IN INTEREST RATES RESULT IN LARGER MVAS. IF IN THE ABOVE EXAMPLE "B" HAD BEEN 4.00%, 5.00% AND 6.00%, THE MARKET VALUE ADJUSTMENT WOULD HAVE BEEN -$1,208.46, -$2,623.60 AND -$4,118.41, RESPECTIVELY. THE MARKET VALUE ADJUSTMENT IS ALSO AFFECTED BY THE REMAINING PERIOD IN THE GUARANTEE PERIOD OF THE SUBACCOUNT FROM WHICH THE WITHDRAWAL IS MADE, WHICH IS "n" IN THE FORMULA. THUS, IF IN THE FIRST EXAMPLE ABOVE "n"/365 WERE 4.5 OR 2.5, THE MARKET VALUE ADJUSTMENT WOULD BE -$43.68 OR -$24.26, RESPECTIVELY.


--------------------------------------------------------------------------------

Please replace the first box on page 11 under "Withdrawal Charge" with the following:


--------------------------------------------------------------------------------
For example, if you make a withdrawal from a subaccount with a guaranteed interest rate of 3.00%, we will apply a Withdrawal Charge of 1.50% (1/2 of 3.00%) to the amount you withdraw from that subaccount if you make a partial withdrawal or to the Net Subaccount Value if you make a full withdrawal.
--------------------------------------------------------------------------------

Please replace the first paragraph on page 12 of your Prospectus under "Market Value Adjustment" with the following:

The following example illustrates how the MVA and the Withdrawal Charge are applied to a withdrawal:




--------------------------------------------------------------------------------
Your contract has two subaccounts:

    - a seven-year guarantee period with a guaranteed interest rate of 3.20% and
    -   a five-year guarantee period with a guaranteed interest rate of 3.00%.

Each subaccount has a value of $5,000.

You withdraw $7,000 and instruct us to take this withdrawal from the seven-year subaccount to the maximum extent possible and the rest from the five-year subaccount. The maximum amount you can withdraw from the seven-year subaccount is $4,500.00 ($5,000 less $428.00 MVA and $72.00 Withdrawal Charge (3.20% / 2 X
$4,500.00)). The remaining $2,500.00 is deducted from the five-year subaccount leaving $2,337.50 in the five-year subaccount ($5,000 minus $2,500.00 withdrawal minus $125.00 MVA minus $37.50 Withdrawal Charge (3.00% / 2 X $2,500.00)).

If, however, you made a $2,500.00 withdrawal in the tenth contract year, the applicable maximum percentage (1%) would be less than one-half of the guaranteed interest rate (3.00% divided by 2, or 1.50%). The withdrawal charge, therefore, would be $25.00 (1% of $2,500.00).
--------------------------------------------------------------------------------

Please replace page A-1 of the Appendix in your Prospectus with the following:

The tables below are designed to show the impact of the MVA and withdrawal charge on a single premium of $10,000. Table 1 assumes the premium is allocated to a subaccount with a 10 year Guarantee Period with a guaranteed rate of interest of 4.00%. Table 2 assumes the premium is allocated to a subaccount with a 5 year Guarantee Period with a guaranteed rate of 3.00%. The MVAs are based on interpolated current interest rates (defined in the Contract as "B") of 3.00%, 4.00% and 6.00% in the 10 year guarantee table (see Table 1 below) and 3.00%, 3.00% and 5.00% in the 5 year guarantee table (see Table 2 below). The net subaccount values shown in the tables are the maximum amount available as cash withdrawals. Although the withdrawal charge is in each case a fixed percentage of the amount withdrawn, the amount of the charge for withdrawals made at the end of each year varies as a result of the MVA. Values shown in the tables have been rounded to the nearest dollar, and therefore the figures under the net subaccount value columns may not precisely equal amounts set forth in the subaccount value, plus the MVA, less the withdrawal charge columns.



                                     TABLE 1

                            -------------------------------------------------------------------------------------------
                                       Market Value Adjustments, Withdrawal Charges and Net Subaccount Value
                                              Based on Interpolated Current MVA Interest Rates of:
                            -------------------------------------------------------------------------------------------
                                        3.00%                        4.00%                           6.00%
-----------------------------------------------------------------------------------------------------------------------
End of         Sub-        Market       With-    Net Sub-   Market   With-    Net Sub-   Market      With-    Net Sub-
Certificate    account     Value        drawal   account    Value    drawal   account    Value       drawal   account
Year           Value       Adjustment   Charge   Value      Adjust-  Charge   Value      Adjustment  Charge   Value
                                                            ment
-----------------------------------------------------------------------------------------------------------------------
       1        10,400       925         222      11,103       0       204     10,196     (1,611)       172     8,616
       2        10,816       851         229      11,438       0       212     10,604     (1,503)       183     9,130
       3        11,249       771         236      11,784       0       221     11,028     (1,380)       194     9,675
       4        11,699       684         243      12,140       0       229     11,469     (1,241)       205    10,252
       5        12,167       590         250      12,506       0       239     11,928     (1,086)       217    10,864
       6        12,653       488         258      12,884       0       248     12,405       (911)       230    11,512
       7        13,159       379         265      13,273       0       258     12,901       (717)       244    12,198
       8        13,686       262         273      13,674       0       268     13,417       (502)       259    12,925
       9        14,233       135         282      14,087       0       279     13,954       (263)       274    13,696
       10       14,802         0           0      14,802       0         0     14,802          0          0    14,802
-----------------------------------------------------------------------------------------------------------------------


                                     TABLE 2

                            -------------------------------------------------------------------------------------------
                                       Market Value Adjustments, Withdrawal Charges and Net Subaccount Value
                                                Based on Interpolated Current   MVA Interest Rates of:
                            -------------------------------------------------------------------------------------------
                                        3.00%                        3.00%                           5.00%
-----------------------------------------------------------------------------------------------------------------------
End of         Sub-        Market       With-    Net Sub-   Market   With-    Net Sub-   Market      With-    Net Sub-
Certificate    account     Value        drawal   account    Value    drawal   account    Value       drawal   account
Year           Value       Adjustment   Charge   Value      Adjust-  Charge   Value      Adjustment  Charge   Value
                                                            ment
-----------------------------------------------------------------------------------------------------------------------
       1       10,300           0         152    10,148        0       152     10,148      (752)       141      9,407
       2       10,609           0         157    10,452        0       157     10,452      (586)       148      9,874
       3       10,927           0         161    10,766        0       161     10,766      (406)       155     10,365
       4       11,255           0         166    11,089        0       166     11,089      (211)       163     10,881
       5       11,593           0           0    11,593        0         0     11,593         0          0     11,593
-----------------------------------------------------------------------------------------------------------------------

                                      * * *

Please retain this supplement with your Prospectus for reference. For additional information, please contact your Financial Advisor or call the Service Center at
(800) 333-6524.